UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2016 Commission File Number: 001-36442
JUMEI INTERNATIONAL HOLDING LIMITED
20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007 The People’s Republic of China Tel: +86 10-5676-6999
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Leo Ou Chen
Name:	Leo Ou Chen
Title:	Chief Executive Officer

Date: December 23, 2016

EXHIBIT INDEX

Exhibit 99.1 – Jumei Reports Unaudited First Half 2016 Financial Results